FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

2

news release

401 Bay Street, Suite 2010,

P.O. Box 118	Shares outstanding: 113,458,938

Toronto, Ontario

Canada M5H 2Y4	NYSE: TC
TSX: TCM, TCM.WT Frankfurt: A6R

April 2, 2008

THOMPSON CREEK ANNOUNCES DAVIDSON DEPOSIT FEASIBILITY STUDY

•	The Davidson Deposit feasibility study estimates that the development of the Davidson Deposit would require a capital expenditure of C$109 million.
•	Molybdenum production is estimated at approximately four million pounds per year over a 10-year period.
•	The average annual cash costs are estimated to be US$9.46 per pound.
•

The estimated pre-tax internal rate of return (IRR) is 20% and payback is 3.4 years from the start of full production at the assumed molybdenum prices including a long-term price of US$14 per pound starting in 2012.

•	The sensitivity analysis shows the IRR would increase to 43% if molybdenum prices are 20% higher than assumed.

Thompson Creek Metals Company Inc. (the “Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced the results of the feasibility study on the development of the underground Davidson Deposit near Smithers, British Columbia.

“The Davidson Deposit feasibility study indicates positive project economics,” said Kevin Loughrey, Chairman and Chief Executive Officer. “This is the case even though we make an assumption that molybdenum prices in the later years of the study will be considerably lower than we are receiving currently. We intend to review the details of the study and make a decision in the next few months on whether to proceed with the project.

“We will also be discussing the project with Sojitz Corporation, our joint venture partner with a 25% interest in the Endako Mine, where the Davidson ore would be processed if the project goes ahead. Sojitz has indicated an interest in partial ownership of the Davidson Deposit.

“While the underground Davidson Deposit within Hudson Bay Mountain (nine kilometres northwest of Smithers) has a considerable measured and indicated mineral resource containing molybdenum, the Company requested a feasibility study on mining only a limited portion of the deposit,” Mr. Loughrey stated. “This allows us to mine the molybdenum as soon as possible and provides the best opportunity for our shareholders to benefit from high molybdenum prices.

“Our internal expansion projects, consisting of the proposed Davidson mine as well as the Endako expansion conditionally approved by the Board of Directors on March 13, 2008, will comprise a large part of the Company’s capital expenditures in the 2008-2010 period,” Mr. Loughrey stated. “Total expansion and sustaining capital expenditures over the three years are expected to be approximately C$600 million, with expenditures in any year ranging from C$150 million to C$300 million depending on project timing. We expect that the Company will be able to fund these capital expenditures from internal cash flow.

“Our Endako joint venture partner, Sojitz Corporation, has approved the planned Endako Mine expansion and will participate in the expansion with the company. This project includes increasing the processing capacity of the mill from 28,000 to 50,000 tonnes per day beginning in 2010. Sojitz will contribute 25% of the C$373.6 million total capital cost for the expansion. Thompson Creek’s share of the capital cost will be C$280 million.

“We are also pleased to announce that the Endako Mine has received regulatory approval to resume mining in the Endako Pit where a rock slide interrupted activity last November. This provides us with greater flexibility in the months ahead at the Endako Mine where we currently are mining in the Denak West Pit,” Mr. Loughrey added.

Davidson Deposit Feasibility Study

The Davidson Deposit feasibility study, compiled by Hatch Ltd. with contributions from several consulting firms, evaluates the potential for mining 2,000 tonnes per day over a 10-year period of the highest-grade molybdenum-containing ore from the deposit and trucking it 200 kilometers to the Endako Mine for processing.

The study assumes that 7.3 million tonnes of proven and probable mineral reserves plus 0.5 million tonnes of sub-grade material will be mined and processed over 12 years, of which 10 years would be at full production. The average grade is estimated at 0.265% contained molybdenum (Mo).

Total molybdenum production after milling and roasting is estimated at 40.3 million pounds Mo or an annual production rate of approximately 4.5 to 5.0 million pounds Mo during the initial full production years, tapering down to average approximately four million pounds per year over the study period.

Mining permits are assumed to be issued in November 2008. First production is expected in August 2009 with full production beginning in April 2010.

The report estimates that capital expenditures of C$109 million would be required to develop the project. This estimate combines a McIntosh Engineering projection of C$65.7 million for underground development and equipment costs and a Hatch estimate of C$43.3 million for surface infrastructure.

The underground development would include the construction of a three-kilometre adit as a haulage ramp from the base of the mountain upward toward the deposit at an incline of approximately 10% and the enlargement of an existing two-kilometre adit to be used for air-intake ventilation and as a secondary access to the deposit.

Major items of surface infrastructure would include a water treatment plant, access roads, on-site buildings, and ore-handling facilities at Endako.

The study estimates operating costs would be C$54.40 per tonne of ore milled, including milling and roasting costs at the Endako Mine.

The average cash cost over the project period is estimated at US$9.46 per pound of molybdenum produced. All cost estimates assume an exchange value for the Canadian dollar of US$0.90.

The study assumes an average molybdenum price over the production period of US$16.13, or about half the current level. The analysis assumes a molybdenum price of US$27 per pound in 2009, US$23 per pound in 2010, US$17.50 per pound in 2011 and US$14 per pound thereafter. The current price for technical grade molybdenum oxide is approximately US$34 per pound.

Based on these estimates for capital cost, operating cost and molybdenum prices, the study estimates an internal rate of return (IRR) before income tax of 20% and a project payback of 3.4 years from the start of full production.

Sensitivity analysis performed by Hatch shows an increase in the IRR to 32% if molybdenum prices are 10% higher than the assumed levels and to 43% if molybdenum prices are 20% higher than the assumed levels. The IRR would be 7% if molybdenum prices are 10% lower than the assumed levels and the project would not have a positive return if molybdenum prices are 20% lower than the assumed levels.

Davidson Mineral Resources and Reserves

The Davidson mine analysis is based on estimates of mineral resources as of April 10, 2007 by Giroux Consultants Ltd. to the specifications of National Instrument 43-101 and in accordance with the CIM Standards. Based on a cut-off of 0.12% Mo, measured and indicated mineral resources are estimated to be 77.2 million tonnes with an average grade of 0.169% Mo and contained Mo of 288 million pounds. Measured mineral resources are estimated at 45.9 million tonnes with an average grade of 0.18% Mo and contained Mo of 182 million pounds. Indicated mineral resources are estimated at 31.3 million tonnes with an average grade of 0.154% Mo and contained Mo of 106 million pounds.

The study notes that the project’s assumed economics, including a long-term molybdenum price of US$14 per pound, result in a cut-off grade of 0.173% Mo. At a cut-off grade of 0.18% Mo, the measured and indicated mineral resources available are approximately 22.7 million tonnes with an average grade of 0.234% Mo and contained Mo of 117 million pounds. Measured mineral resources are estimated at 17.2 million tonnes with an average grade of 0.241% Mo and contained Mo of 91.3 million pounds. Indicated mineral resources are estimated at 5.5 million tonnes with an average grade of 0.215% Mo and contained Mo of 26 million pounds.

The mineral resources at different cut-off grades were estimated by Gary Giroux, P.Eng. of Giroux Consultants Ltd., a “qualified person” as defined in National Instrument 43-101.

The Company requested that the feasibility study focus on an initial 10-year mine plan. In order to achieve optimum economics, the mine plan is based on a declining cut-off grade strategy starting with a cut-off grade of 0.24% Mo for primary stopes in the first three years of production. This is then lowered to 0.21% Mo for some primary and secondary stopes and lowered again to 0.18% Mo for secondary stopes.

Based on this approach, proven and probable mineral reserves are estimated at 7.3 million tonnes with an average grade of 0.265% Mo and contained Mo of 43 million pounds. Proven mineral reserves are estimated at 6.6 million tonnes with an average grade of 0.268% Mo and contained Mo of 38.9 million pounds, and probable mineral reserves are estimated at 719,000 tonnes with an average grade of 0.238% Mo and contained Mo of 3.8 million pounds.

The mining of mineral reserves over the project period would not inhibit the ability of the Company to mine the remainder of mineral resources available in the Davidson Deposit.

The mineral reserves were estimated by Ken Collison, P.Eng., Chief Operating Officer, Thompson Creek Metals Company Inc., who is a “qualified person” as defined under National Instrument 43-101, and who has reviewed and approved the contents of this news release.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Through its wholly-owned subsidiary Blue Pearl Mining Inc., Thompson Creek is also developing the Davidson Deposit, a high-grade underground molybdenum project near Smithers, B.C. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

For more information, please contact: Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com